Nasdaq Regulation

Arnold Golub
Vice President
Office of General Counsel

July 22, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 22, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Belong Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A Common Stock,
and one-half of one Warrant

Class A Common Stock, par value $0.0001 per share

Warrants, each to purchase for one Class A Common Stock

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,